Exhibit 21.1

OPEN ENERGY CORPORATION
LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization	Doing Business As
2093603 Ontario, Inc.	Ontario, Canada	N/A

Solar Roofing Systems, Inc.	Ontario, Canada	Open Energy Corporation

Barnabus Energy Inc.	Alberta, Canada	N/A

Connect Renewable Energy, Inc.	Nevada	Open Energy Corporation

WaterEye Corporation	Nevada	WaterEye Corporation